November 26, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement under Schedule B of the
Securities Act of 1933 of the United Mexican States

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the United Mexican States (“Mexico”) hereby requests that Mexico’s Registration Statement No. 333-226200, as first filed with the Securities and Exchange Commission (the “Commission”) under Schedule B on July 17, 2018, and amended by Pre-Effective Amendment No. 1 as filed with the Commission on November 19, 2018, be declared effective at 4:00 p.m. on November 28, 2018 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

THE UNITED MEXICAN STATES

By:	/s/ JUAN PABLO NEWMAN AGUILAR
Juan Pablo Newman Aguilar
Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit of the United Mexican States